RENN Global Entrepreneurs Fund, Inc.
8080 N. Central Expressway, Suite 210, LB-59
Dallas, Texas 75206-1857
Tele  214-891-8294  Fax  214-891-8291
www.rencapital.com

January 3, 2014

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

ATTN:  Filings – Form 40-17g

RE:        SEC File No. 811-22299
Fidelity Bond Modification

Gentlemen:

In accordance with Rule 17g-1 of the Investment Company Act of 1940, the following is enclosed:

1.	a copy of the fidelity bond providing RENN Global Entrepreneurs Fund, Inc. (the “Fund”) with coverage in the event of larceny or embezzlement;

2.
a copy of the resolution approved by a majority of the members of the Board of Directors of the Fund who are not “interested persons” of the Fund, authorizing the purchase of such bond in the form and amount submitted and the premium and its allocation therefor; and

3.	a copy of the agreement between the Fund and its Adviser allocating to the Fund 100% of any recovery of claims under the bond.

The premium for such bond has been paid for the period December 14, 2013, to April 29, 2014.  This interim policy was done for administrative purposes so both the Fidelity Bond and the Executive Risk policies will be renewed at the same time.

If you have any questions or comments, please call me at 214-891-8176 or e-mail me at LynneMarie@rencapital.com.

Sincerely,

/s/ Lynne Marie Simon

LynneMarie Simon
Compliance Officer

Enclosures 3

RENN GLOBAL ENTREPRENEURS FUND, INC.

UNANIMOUS CONSENT IN LIEU OF A MEETING
OF THE BOARD OF DIRECTORS

DECEMBER 14, 2013

The undersigned, being all of the members of the Board of Directors of Renn Global Entrepreneurs Fund, Inc. (the “Fund”) a Texas corporation, do herby consent to the following resolution.

RESOLVED that the fidelity bond procured in December 2012 in the amount of $200,000, which amount equals or exceeds the amount required under Rule 17g-1, for the period December 14, 2012, to December 14, 2013, such bond to cover actions of the officers and directors of the Fund and actions of the officers, directors and employees of RENN Capital Group, Inc. investment advisors to the Fund, as they pertain to transactions on behalf of the Fund be extended to April 29, 2014, at the same terms and conditions. Management is authorized to extend the Fidelity Bond insurance at a cost of $558. The extension to April 29, 2014, is for administrative purposes so both the Fidelity Bond and Executive Risk policies will be renewed at the same time.

Certified as the correct record of the actions taken by the Board of Directors of RENN Global Entrepreneurs Fund, Inc. as of December, 14 2013.

/s/ Russell Cleveland
__________________________
Russell Cleveland

/s/ Ernest C. Hill
__________________________
Ernest C. Hill

s/s J. Philip McCormick
__________________________
J. Philip McCormick

/s/ Charles C. Pierce, Jr.
__________________________
Charles C. Pierce, Jr.

Agreement Regarding Fidelity Bond

for

RENN Global Entrepreneurs Fund, Inc.

Pursuant to the requirements of Investment Company Act Section 17g-1, the undersigned, RENN Global Entrepreneurs Fund, Inc. (the “Fund”) and RENN Capital Group, Inc. (the “Adviser”), hereby agree that, whether the fidelity bond is deemed to be an individual bond, a single insured bond, or a joint insured bond, as defined in Section 17g-1, the Fund shall in no event receive coverage of less than one hundred percent (100%) of the minimum amount required of the Fund under Section 17g-1 or such greater amount as it has elected for its coverage.

The Fund will be responsible for the premium for the amount of coverage it elects, and the Fund and the Adviser must agree on the proration of the premium applicable to any additional amounts of coverage.  Such proration shall be approved by the Fund’s Board of Directors.

AGREED between the parties as of the 3rd day of January, 2014.

RENN Global Entrepreneurs Fund, Inc.                                                                                                           RENN Capital Group, Inc.

By __/s/ Russell Cleveland_______________                                                                                                By _/s/ Russell Cleveland_______________
          Russell Cleveland, President                                                                                                                     Russell Cleveland, President

0010945 GREAT AMERICAN INSURANCE CO

IL 70 08 (Ed. 11 85)

GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

Policy No. FS 033-53-26 - 01
Effective Date of Change 12/14/13

BUSINESSPRO POLICY CHANGES

NAMED INSURED AND ADDRESS:	POLICY PERIOD:
RENN GLOBAL ENTREPRENEURS FUND, INC 8080 N. CENTRAL EXPRESSWAY SUITE 210 DALLAS, TX 75206	12:01 A.M. Standard Time at the address of the Named Insured shown at left. From 12/14/12 To 04/29/14
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.	AGENT'S NAME AND ADDRESS: BLAIS EXCESS & SURPLUS AGENCY OF TEXAS 14643 DALLAS PARKWAY, SUITE 700 DALLAS, TX 75254

Insurance is afforded by company indicated below:

GREAT AMERICAN INSURANCE COMPANY

(A capital stock corporation)

In consideration of the following additional (AP) or return (RP) premium change, it is hereby understood that the policy is changed as follows:

$ 558 (AP) $ (RP)

A. SCHEDULE*

( ) 1. The first Named Insured is changed to:

( ) 2. The following Insured(s) is added to the Named Insured:

( ) 3. The following Insured(s) is deleted from the Named Insured:

( ) 4. The Mailing Address is changed to:

( ) 5. The Locations Schedule is changed as follows:

( ) 6. The Limit(s) of Insurance is changed as follows:

( ) 7. The Deductible Amount(s) is changed as follows:

(Schedule Continued on Page 2)

F.8972D (3/2011) BUSINESSPRO (Reg.U.S.Pat.Off.)

0010945 GREAT AMERICAN INSURANCE CO

SCHEDULE* (Continued)

(X) 8. Other changes: POLICY EXTENDED TO 04/29/2014

*Information required to complete this SCHEDULE, if not shown on the endorsement, will be shown in the Declarations.

B. PROVISIONS APPLICABLE TO CRIME COVERAGE

1. The Declarations Form is amended as shown in the SCHEDULE.

2. Applications of changes affected by this Change Endorsement.

   a. ADDITION OF A DEDUCTIBLE OR INCREASE IN DEDUCTIBLE AMOUNT: This change applies to loss or damage resulting from acts committed or events occurring at any time, whether before or after the Effective Date of Change.

   b. DELETION OR RESTRICTION (OTHER THAN IN a. ABOVE) OF ANY COVERAGE OR DECREASE IN ANY LIMIT OF INSURANCE: This change applies to loss or damage resulting from acts committed or events occurring:

      (1) On or after the Effective Date of Change, and also
      (2) Before the Effective Date of Change if discovered after one year from that date.

   c. ALL CHANGES OTHER THAN IN a. AND b. ABOVE: This change applies to loss or damage resulting from acts committed or events occurring on or after the Effective Date of Change.

3. No Limit of Insurance during any period will be cumulative with any other amount applicable to the same coverage during any other period.

FORMS AND ENDORSEMENTS hereby added:

FORMS AND ENDORSEMENTS hereby amended:

FORMS AND ENDORSEMENTS hereby deleted:

Insured's Acceptance: [signature] Date: 12/2/13

Countersigned 12-2-13 By [signature]
Date Authorized Representative

BUSINESSPRO (Reg.U.S.Pat.Off.)

Frost Insurance - Dallas
5710 LBJ Freeway Suite 460
Dallas, TX 75240
Phone : 214-515-4145 Fax : 214-515-4199

INVOICE#	130037	Page 1
ACCOUNT NO.	OP	DATE
RENNG-1	PZB	12/02/13
Fidelity Bond		
POLICY		
FS033532600		
COMPANY		
Great American Insurance Co		
PRODUCER		
Bill Miles		
EFFECTIVE	EXPIRATION	BALANCE DUE ON
12/14/12	04/29/14	12/02/13

RENN Global Entrepreneurs Fund
Kaye Mitchell
8080 N. Central Expwy#210-LB59
Dallas, TX 75206-1857

Trn #	Eff Date	Trn	Type	Description		Amount
9B4CCG	12/14/13	+EN	FBON	Extend CR Policy to 4/29/14	$	558.00
				Invoice Balance:	**$**	**558.00**

PAYMENT IS DUE UPON RECEIPT OF INVOICE - THANK YOU

** PLEASE RETURN ONE COPY WITH YOUR REMITTANCE **